Exhibit 99.(a)(5)(A)

FOR IMMEDIATE RELEASE	Company Contacts:

James Hawkins President & CEO

John Glenn CFO (925) 468-7600

INVIVO CORPORATION ANNOUNCES PLANS FOR SELF TENDER FOR
APPROXIMATELY 15% OF OUTSTANDING SHARES

     PLEASANTON, CALIFORNIA, January 7, 2003....INVIVO CORPORATION (NASDAQ:SAFE), Invivo Corporation announced today that it intends to commence an offer to purchase 650,000 shares of its common stock at a cash purchase price of $15.00 per share. The offer price represents a premium of 13.6% over the closing price of the Company’s common stock on January 6, 2003 of $13.20 per share. The 650,000 shares that will be subject to the offer represent approximately 14.5% of the Company’s outstanding common stock.

     The Company expects to commence a tender offer for the shares on January 13, 2003, or as soon thereafter as practicable, and the offer will expire 20 business days from the date of its commencement, unless extended by the Company. If the offer is over subscribed, tendered shares will be purchased on a pro rata basis. Subject to compliance with applicable tender offer regulations, the Company reserves the right to increase the number of shares that it will accept in the offer. The offer, which the Company will finance out of its existing working capital, will not be subject to a financing condition nor will it be conditioned on the tender of any minimum number of shares.

     Jim Hawkins, President and Chief Executive Officer of Invivo said, “With the successful completion in fiscal 2002 of the divestiture of our two largest instrumentation businesses, we have not only positioned Invivo as a dedicated medical devices company but also produced a substantial amount of cash. In light of our recent strong performance and the growth that we anticipate in our business, our Board of Directors has concluded that the best way to use this cash to enhance stockholder value is to offer our stockholders a stock buyback program at a premium to recent and current trading prices for our stock. We further determined that using approximately $10 million of our approximately $28 million of existing cash was unlikely to compromise our opportunities for future growth, and we expect this offer to be accretive to our earnings per share.”

     The Invivo Board of Directors has approved the offer described in this release, but none of the Company, the Board of Directors or the officers of the Company is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decision whether or not to tender their shares.

     This press release is neither an offer to buy nor the solicitation of an offer to sell shares of Invivo Corporation common stock. The solicitation and the offer to buy Invivo’s common stock will only be made pursuant to an offer to purchase and related materials that Invivo will send to its stockholders on January 13, 2003, or as soon thereafter as practicable. Stockholders should read these materials carefully because they will contain important information, including various terms and conditions of the offer. Stockholders will be able to obtain the offer to purchase and other filed documents free at the U.S. Securities and Exchange Commission’s website at www.sec.gov <http://www.sec.gov>. The offer to purchase, letter of transmittal and other supporting documents, as well copies of documents referred to in the offer to purchase, may also be obtained free of charge from the Company as provided in the offer to purchase.

     Invivo Corporation’s Invivo Research subsidiary designs, manufactures and markets monitoring systems that measure and display vital signs of patients in medical settings.